Head Office
First Floor
33 Scott Street
Waverley
Johannesburg
2090

P O Box 1970
Highlands North
2037
Tel: (011) 809-5500
Fax: (011) 809-5537

METRO CASH AND CARRY LIMITED

Registration number 1946/021315/06

12 July 2004

Direct line: (011) 809 5516
Direct fax: (011) 809 5537
e-mail: pgishen@metro.co.za

BY COURIER

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
Washington DC 20549
United States of America

Dear Sirs

FILE NUMBER 82-4279 - RULE 12g3-2(b) EXEMPTION

In terms of paragraph (b)(1)(iii) of Rule 12g3-2(b), I enclose a copy of an announcement which was published on 9 July 2004 on the news service of the JSE Securities Exchange South Africa ("SENS") and in the local press today, relating to the salient dates of the proposed management buy-out previously announced, which document shall now be deemed "filed" with you or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully
METRO CASH AND CARRY LIMITED

P M GISHEN (MISS)
Group Company Secretary

Metro Cash and Carry Limited
(Incorporated in the Republic of South Africa)
(Registration number 1946/021315/06)
Share code: MTC ISIN: ZAE000012688
("Metro")

SALIENT DATES ANNOUNCEMENT IN RESPECT OF THE PROPOSED DISPOSAL OF METRO'S AFRICAN OPERATIONS

Further to the announcements by Metro on 5 May and 22 June 2004, as the circular to shareholders referred to in the latter announcement is still in the process of finalisation, the salient dates as previously published are no longer applicable. The amended salient dates will be published as soon as same are finalised.

Metro Cash and Carry Limited

Johannesburg
9 July 2004

Sponsor

sasfin
CORPORATE FINANCE
A Division of Sasfin Bank Limited

File Number
82-4279